SHIN SATELLITE

05008427

May 16, 2005

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 030/2005**

  Subject: Report on the Amendment of the iPSTAR Project Loans

  Date: May 16, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
May 16, 2005

Ref. SSA-CP 030/2005

16th May 2005

Subject: Report on the Amendment of the iPSTAR Project Loans

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand that the Company reached agreement with the iPSTAR Project Lenders to extend the commencement of the repayment of the Loans for one more year and amend some of the clauses in the loan contract to allow sufficient time for the iPSTAR satellite services to be underway before repayment of Loans commences. Such extension will have positive impact on the business and cash flow of the iPSTAR Project and reflects the Lenders' confidence in the iPSTAR Project.

SHIN SATELLITE

May 16, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 031/2005**
  Subject: Notification of the Resolution of the Board of Directors' Meeting No. 5/2005 on Thaicom Satellite Project
  Date: May 16, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
May 16, 2005

Ref. No. SSA-CP 031/2005

16th May 2005

Subject: Notification of the Resolution of the Board of Directors' Meeting
No. 5/2005 on Thaicom Satellite Project

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the Company) on its meeting no. 5/2005 held on 16 May, 2005 at 15.00 o' clock at Amarin Meeting Room, Grand Hyatt Erawan Hotel, Rajdamri Road, Bangkok passed a resolution approving in principle the Thaicom 5 Satellite Project for the purpose of increasing the number of Ku-Band transponders to serve the DTH (Direct to Home) in Thailand and neighboring countries. The Board authorized the Executive Committee to negotiate with the satellite manufacturer to obtain the best possible terms and conditions and to report to the Board of Directors for consideration

Overview

Net Profit increased by 5.5% over Q1/04

Shin Satellite Plc and its subsidiaries reported operating profit for Q1/05 of Baht 241 million and consolidated sales and service income of Baht 1,229 million. Net profit of Q1/05 was Baht 201 million, an increase of 5.5% from Q1/04.

The Company's total shared net income from its associate, CS Loxinfo (CSL), was Baht 13 million. CSL became an associate company when it made an initial public offering (IPO) in April 2004; as a result, the Company no longer recognizes the results of CSL as a fully consolidated subsidiary and since Q2/04 uses the equity method. The situation will rectify itself from Q2/2005, when direct comparisons with 2004 will be a clearer comparison of year on year performance.

On April 11, 2005, the Company received a dividend from CSL of Baht 62 million for the performance of 2nd half of 2004, thus, total dividend received from CSL for the year 2004 performance was Baht 100 million.

Business Summary

Transponder leasing and related business

The economic upturn in Asia Pacific has driven up the demand for transponders in the region. However, the oversupply in the market still exists. We anticipate price pressure in some markets. The Company's main market is in Indochina and we foresee an increase in transponder leasing rates in this area for the use of various applications such as Rural Telephony, Internet and DTH.

Regarding the progress of the IPSTAR-1 satellite, the Satellite has completely been constructed and passed the final ground acceptance. IPSTAR-1 is now ready for the shipment to the launch site and is stored at Space System Loral (SS/L). The Company will instruct SS/L to deliver the satellite to the launch site as soon as Arianespace notifies its readiness to execute launch operations.

Launch UTs ASIC series that lower cost and improve capability

The ASIC series of IPSTAR User Terminal (UT) was launched in this quarter. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Internet Business

As a result of the low personal computer penetration rate and the lack of content in Khmer and Laos, Internet penetration rate in Cambodia and Laos remain low. Most Internet users in Cambodia and Laos are international organizations and tourists, who typically use Internet Cafés. Camshin created its own website in Khmer in order to introduce local content to encourage demand for internet usage.

Telephone Business

Prepaid subscriber continuously increase since LTC focusing more on low end market

There are a lots of cheap secondhand handsets from Thailand being sold in Laos today. This makes mobile phones more affordable for the low end market. Therefore, LTC has an opportunity to expand its customer base to cover more in this segment (esp. teenagers) by lowering the price of SIM Cards. As a result, prepaid subscribers has been increasing since last year and continue to increase this year. LTC will soon launch its new promotion campaign focusing more on teenagers.

Both LTC and CamShin have invested in new CDMA networks that will enable them to gain new subscribers from areas previously uncovered by existing systems. The network investment for this technology is comparatively lower than for GSM 900 for a much larger coverage area. The Company therefore believes that it will start to see a return on its investment in both countries over the next year. The use of new IPSTAR trunking technology by LTC to extend its geographical coverage quickly and economically will further serve as a reference for other countries in the region and elsewhere.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Auditor Report		Conso CSL	
	Q1/2005	Q1/2004	Q1/2005	Q1/2004
Sales and service income	1,229	1,483	1,700	1,483
Cost of sales and services	815	918	1,072	918
SG&A expenses	174	292	360	292
EBIT*	241	273	268	273
EBITDA**	563	618	647	618
Share of net results from associate	13	0.1	0.2	0.1
Net profit	201	191	201	191
EPS (Baht)	0.23	0.22	0.23	0.22

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for Q1/2004 include consolidated sales and service income of CSL and TMC.

The Company reported consolidated sales and service income for Q1/2005 of Baht 1,229 million, a decrease of Baht 253 million or 17.1% compared to Q1/2005. This was attributable to a drop in revenue from the Internet business because of the use of the equity method to recognize the performance of CSL whereas there was an increase in revenue from IPSTAR service and telephone business.

If revenue for Q1/2005 of the CSL group was included, the Company would have consolidated sales and service income of Baht 1,700 million, an increase of Baht 217 million or 14.6% from the same period last year. This was substantially due to an increase in revenue from telephone business, directory business, as well as the satellite business.

Telephone Network Services

Revenue from the telephone network business in Q1/2005 was Baht 460 million, an increase of Baht 120 million or 35.2% compared to Baht 340 million for Q1/2004. Prepaid mobile phone subscribers of LTC and Camshin have been increasing continuously due to network coverage growth and marketing campaigns. In the case of LTC, prepaid subscribers are increasing substantially, up 150% from the end of Q1/2004. This is largely due to the expansion of the customer base to the low-end market, especially teenagers, as mentioned previously

Satellite Transponder Leasing and Related Services

Uts revenues go up by 107% over

Revenue from transponder and related services in Q1/2005 was Baht 755 million, an increase of Baht 16 million or 2.3% compared to Baht 739 million for the same period last year. This was because of an increase in revenue from IPSTAR services of Baht 92 million or 107.0% from Baht 86 million in Q1/2004 to Baht 178 million in Q1/2005, reflecting an increase in the sales on IPSTAR User Terminals (UT). This was offset by a decrease in revenue from transponder leasing services of Baht 76 million or 11.6% from Baht 653 million in Q1/2004 to Baht 577 million in Q1/2005, due to the Baht appreciation of around 0.43 Baht/USD.

Internet Services

Revenue from the Internet business in Q1/2005 was Baht 14 million, a decrease of Baht 343 million or 96.0% compared to Baht 357 million for Q1/2004. This was because consolidated sales and service income of Q1/2004 still included revenue from the CSL group. Since Q2/04 the Company has not consolidated CSL revenue because of the use of the equity method to recognize CSL's performance after the Company lowered its ownership to 40.02%.

If the Company were to consolidate revenue from CSL to allow a better comparison with the same period last year, Internet revenue in Q1/2005 would have been Baht 352 million, a decrease of 1.4% from the same period last year.

Cost of Sales and service

Cost of sales decreased 11.2% due to exclusion of cost of CSL

The Company reported total costs for Q1/2005 of Baht 815 million, a decrease of Baht 103 million or 11.2% compared to Baht 918 million in Q1/2004, as a result of the use of the equity method to recognize the performance of CSL. Cost accounted for 66.3% of sales and service income, rising from 61.9% in Q1/2004.

If costs of the CSL group were included, the Company's consolidated cost of sales and service in Q1/2005 would be Baht 1,072 million, an increase of 16.8% from the same period last year.

Internet Services

Costs associated with the Internet business were Baht 12 million, a decrease of 94.7% compared to the same period last year (Q1/2004: Baht 219 million). This was mainly because in Q1/2004 the Company still included costs from CSL in its consolidated cost of sales and services.

If CSL's costs were included, the consolidated cost of providing Internet services in Q1/2005 would be Baht 237 million, an increase of 8.2% from last year, as a result of an increase in leased line costs in relation to the expansion of the broadband customers and in order to maintain a high level of service quality.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 574 million, an increase of 12.7% from Baht 509 million in Q1/2004. This comprises the cost of providing IPSTAR service of Baht 204 million, an increase of 83.8%, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 370 million, which decreased by 7.0% due to around Baht 10 million and a corresponding drop in the concession fee in accordance with lower transponder service revenue.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 229 million, an increase of 38.5% from Baht 165 million for Q1/2004. This was because of an increase in amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of Q1/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.

Selling and Administrative Expenses

SG&A was Baht 174 million in 2004, a decrease of Baht 118 million, or 40.4% compared to Baht 292 million in Q1/2004. This was due to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method. Moreover, in this quarter the Company was able to sell UTs that had previously been provisioned as obsolete. As a result, the provision was reversed. SG&A decreased accordingly by Baht 22 million compared to the same period last year. Marketing expenses also declined in this quarter compared to the same quarter last year, since early in the previous year the Company launched the IPSTAR Branding Program to introduce IPSTAR to and underscore the service in the market. This quarter, the Company set doubtful debt provisioning for Thaicom customer of Baht 34 million, which is considered a reasonable level.

If we were to consolidate the CSL group's SG&A, there would be an increase in SG&A for Q1/2005 to Baht 360 million, increased by Baht 68 million or 23.3%. This was because of an increase in marketing and promotion expenses of CSL, for its internet and broadband businesses.

Interest Expense

Interest expense was Baht 41 million, an increase of Baht 9 million or 28.1% compared to Baht 32 million in Q1/2004. This was due to an upward trend of interest rate as well as an increase in Camshin's loans, which were used to support its network expansion.

Loss on Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 0.6 million from foreign exchange in Q1/2005, while recorded a gain of Baht 21 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 13 million, up from Baht 0.1 million in the same period of 2004. This was due to continued good performance of CSL and its recognition in this line of the financial statement using the equity method instead of consolidation.

Income Tax Expense

Reflecting a slight decline in profit, income tax expense was Baht 52 million in Q1/2005, a decrease of Baht 0.2 million from Q1/2004.

Financial Position

At the end of Q1/2005, the Company reported total assets of Baht 28,077 million, increased from the end of 2004 by Baht 490 million or 1.8%. Investment in the IPSTAR project and the expansion of the telephone networks in Cambodia and Laos accounted for this increase. CSL's net assets were presented as an investment in an associate.

Table 2: SATTEL's Asset Components

Asset	March 31, 2005 (Auditor Report)		December 31,2004 (Auditor Report)		March 31, 2005 (Conso CSL)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,910	10.4	2,726	9.9	4,747	15.8
Investment in associates	710	2.5	759	2.8	3.8	0.01
PP&E Net	20,171	71.8	19,638	71.2	20,497	68.1
PP&E under the concession agreement, net	3,758	13.4	3,933	14.3	3,828	12.7

At the end of Q1/2005, the Company had a current ratio of 0.46 times, up from 0.44 at the end of 2004. This was positive, and due to dividend received from CSL while current liabilities remained unchanged.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q1/2005, the Company's "investment in associate" was Baht 710 million, down from Baht 759 million at the end of 2004, as a result of the dividend payment made by CSL.

PPE at the end of Q1/2005 was Baht 20,171 million, an increase of Baht 533 million from Baht 19,638 million at the end of last year. This was attributable to an increase of Baht 527 million in assets under construction, namely the IPSTAR project (Q1/2004: Baht 15,840, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of CamShin of approximately Baht 294 million (Q1/2004: Baht 2,310, 2004: Baht 2,016 million). PPE was depreciated by Baht 141 million in this quarter. The Company depreciates assets using the straight line method.

PPE under the concession agreement (which refers to the Thaicom satellites) at the end of Q1/2005 was Baht 3,758 million, a decrease of baht 175 million from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 175 million. Note that after launching and in-orbit testing of the IPSTAR satellite, the Company will transfer the title of the satellite to the Ministry of Information and Technology and the investment in IPSTAR project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of Q1/2005 was Baht 16,607 million, an increase of Baht 297 million from Baht 16,311 million at the end of 2004. This was substantially accounted for by the IPSTAR project. The Company's paid up capital increased from Baht 4,384 million at the end of 2004 to Baht 4,387 million because of the exercise to purchase shares under the Employee Stock Option Plan (ESOP). In addition, the Company had retained earnings of Baht 2,367 million, an increase of Baht 201 million from the profit incurred in this period. Thus, Shareholders' equity was Baht 9,350 million at the end of this quarter. Total borrowing to equity at the end of 2004 was 1.78 times, which is considered manageable for a Company that is investing in a huge project like IPSTAR, and which receives financing support from financial institutes.

The Company's cash flow from operations for Q1/2005 was Baht 468 million. Net cash outflow used for investing activities was Baht 682 million, mainly for the IPSTAR project and the expansion of the Indochina telephone networks. Net cash inflow from financing was Baht 269 million, mostly from financial institutes supporting the IPSTAR project as well as network expansion in Cambodia. The Company had ending cash at Baht 1,033 million on March 31, 2005, which it considers to be adequate for working capital and a rather good level of liquidity.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

31 March 2005

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2005, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2005 and 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
12 May 2005

Shin Satellite Public Company Limited
Balance Sheets
As at 31 March 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited 31 March 2005	Audited 31 December 2004	Unaudited 31 March 2005	Audited 31 December 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		1,032,665	992,899	718,236	680,234
Short-term investment	4	211,065	209,887	211,065	209,887
Trade accounts receivable and accrued income, net	5, 11	1,015,054	991,237	876,927	834,377
Amounts due from related parties	11	62,606	9,569	4,824	3,159
Short-term loan to related parties	11	-	-	69,808	69,736
Inventories, net		385,333	325,552	319,720	247,096
Foreign currency forward contracts receivable		2,483	557	2,483	557
Other current assets, net	11	201,174	196,428	137,126	123,136
Total current assets		2,910,380	2,726,129	2,340,189	2,168,182
Non-current assets					
Investments - equity method	6	709,573	758,890	2,051,924	1,942,709
Long-term loan to another company		27,650	29,174	27,650	29,174
Property and equipment, net	7	20,171,064	19,638,109	16,470,262	15,993,597
Property and equipment under concession agreements, net	7	3,757,889	3,933,485	3,757,889	3,933,485
Deferred charges, net	7	87,902	89,055	33,208	32,305
Intangible assets, net	7	200,715	201,313	12,147	12,576
Other non-current assets, net	11	211,447	210,538	201,388	197,495
Total non-current assets		25,166,240	24,860,564	22,554,468	22,141,341
Total assets		28,076,620	27,586,693	24,894,657	24,309,523

Director______________________________ Director______________________________

Date ______________________________

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 March 2005 and 31 December 2004

	Notes	Consolidated Unaudited 31 March 2005 Baht '000	Consolidated Audited 31 December 2004 Baht '000	Company Unaudited 31 March 2005 Baht '000	Company Audited 31 December 2004 Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	8	1,397,615	1,392,100	1,290,615	1,290,100
Trade accounts payable	11	380,532	350,136	240,607	196,435
Accounts payable - property and equipment	11	407,536	453,636	34,372	71,582
Amounts due to related parties	11	19,801	12,720	20,886	14,252
Current portion of long-term borrowings, net	8	2,300,083	2,222,203	1,896,444	1,832,277
Foreign currency forward contracts payable		507,031	555,380	507,031	555,380
Unearned income and advances from customers	11	152,910	116,147	86,117	52,093
Accrued concession fee		516,114	574,642	441,561	453,011
Accrued expenses	11	182,486	182,641	139,077	135,779
Other current liabilities		381,519	345,232	195,835	180,897
Total current liabilities		6,245,627	6,204,837	4,852,545	4,781,806
Non-current liabilities					
Long-term borrowings, net	8	12,405,201	12,141,622	10,559,908	10,248,653
Net liabilities in subsidiaries	6	-	-	111,410	113,107
Other non-current liabilities		75,717	76,116	73,689	74,366
Total non-current liabilities		12,480,918	12,217,738	10,745,007	10,436,126
Total liabilities		18,726,545	18,422,575	15,597,552	15,217,932
Shareholders' equity					
Share capital	9				
Authorised share capital - common stock		5,568,472	5,568,472	5,568,472	5,568,472
Issued and paid-up share capital - common stock		4,387,310	4,384,409	4,387,310	4,384,409
Premium on share capital	9	2,199,620	2,198,395	2,199,620	2,198,395
Unrealised cumulative gains on dilution of investment in a subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency translation adjustments		(186,576)	(186,948)	(186,576)	(186,948)
Retained earnings					
Appropriated					
Legal reserve		153,120	153,120	153,120	153,120
Unappropriated		2,367,406	2,166,390	2,367,406	2,166,390
Total parent's shareholders' equity		9,297,105	9,091,591	9,297,105	9,091,591
Minority interests		52,970	72,527	-	-
Total shareholder's equity		9,350,075	9,164,118	9,297,105	9,091,591
Total liabilities and shareholders' equity		28,076,620	27,586,693	24,894,657	24,309,523

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 31 March 2005 and 2004

		Consolidated		Company	
		Unaudited 31 March 2005	Unaudited 31 March 2004	Unaudited 31 March 2005	Unaudited 31 March 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	11				
Revenues from sales and services		1,229,443	1,482,642	767,254	745,020
Other income		41,129	12,189	45,545	9,332
Gain on foreign exchange		600	20,528	-	18,245
Share of net results from investments - equity method	6	13,208	116	110,540	84,424
Total revenues		1,284,380	1,515,475	923,339	857,021
EXPENSES	11				
Cost of sales and services		711,897	801,671	477,493	404,768
Concession fee		102,612	115,926	88,427	97,990
Selling and administrative expenses		172,491	291,203	108,084	120,601
Directors' remuneration		1,880	1,175	1,703	825
Loss on foreign exchange		-	-	280	-
Total expenses		988,880	1,209,975	675,987	624,184
Profit before interest expense and income tax		295,500	305,500	247,352	232,837
Interest expense		(40,981)	(32,181)	(12,736)	(8,943)
Income tax		(52,316)	(52,569)	(33,600)	(33,387)
Profit before minority interests		202,203	220,750	201,016	190,507
Profit attributable to minority interests		(1,187)	(30,243)	-	-
Net profit for the period		201,016	190,507	201,016	190,507
Basic earnings per share (Baht)	3	0.23	0.22	0.23	0.22
Diluted earnings per share (Baht)	3	0.23	0.22	0.23	0.22

Satellite Public Company Limited

ements of Changes in Shareholders' Equity (Unaudited)

the three-month periods ended 31 March 2005 and 2004

	Note	Issued and paid - up share capital (Note 9)	Premium on share capital (Note 9)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
		Consolidated (Baht '000)							
ning balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	364,805	8,443,230
ease in share capital during the period		4,114	6,891	-	-	-	-	-	11,005
ign currency translation adjustments		-	-	-	(12,528)	-	-	-	(12,528)
rofit for the period		-	-	-	-	-	190,507	-	190,507
ease in legal reserve during the period		-	-	-	-	9,526	(9,526)	-	-
ease in minority interests during the period		-	-	-	-	-	-	30,242	30,242
ing balance as at 31 March 2004		4,379,114	2,196,891	-	(181,414)	119,840	1,752,978	395,047	8,662,456
ning balance 2005		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
ease in share capital during the period	9	2,901	1,225	-	-	-	-	-	4,126
ign currency translation adjustments		-	-	-	372	-	-	-	372
rofit for the period		-	-	-	-	-	201,016	-	201,016
ease in minority interests during the period		-	-	-	-	-	-	(19,557)	(19,557)
ing balance as at 31 March 2005		4,387,310	2,199,620	376,225	(186,576)	153,120	2,367,406	52,970	9,350,075

notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim financial statements.

hin Satellite Public Company Limited
tatements of Changes in Shareholders' Equity (Unaudited)
or the three-month periods ended 31 March 2005 and 2004

		Company (Baht '000)							
	Note	**Issued and paid - up share capital (Note 9)**	**Premium on share capital (Note 9)**	**Unrealised cummulative gain on dilution of investment in a subsidiary**	**Cumulative foreign currency translation adjustments**	**Legal reserve**	**Retained earnings**	**Minority interests**	**Total**
pening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	-	8,078,425
ncrease in share capital during the period		4,114	6,891	-	-	-	-	-	11,005
oreign currency translation adjustments		-	-	-	(12,528)	-	-	-	(12,528)
let profit for the period		-	-	-	-	-	190,507	-	190,507
ncrease in legal reserve during the period		-	-	-	-	9,526	(9,526)	-	-
losing balance as at 31 March 2004		4,379,114	2,196,891	-	(181,414)	119,840	1,752,978	-	8,267,409
pening balance 2005		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	-	9,091,591
ncrease in share capital during the period	9	2,901	1,225	-	-	-	-	-	4,126
oreign currency translation adjustments		-	-	-	372	-	-	-	372
let profit for the period		-	-	-	-	-	201,016	-	201,016
losing balance as at 31 March 2005		4,387,310	2,199,620	376,225	(186,576)	153,120	2,367,406	-	9,297,105

he notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim financial statements.

SHIN SATELLITE

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the three-month periods ended 31 March 2005 and 2004

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		31 March	31 March	31 March	31 March
		2005	2004	2005	2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	10	468,360	615,407	264,186	405,885
Cash flows from investing activities					
Acquisition of subsidiary and joint venture, net of cash acquired		-	(441,711)	-	-
Payments for short-term investments		(896)	-	(896)	-
Payments for long-term investments		-	(5)	-	
Repayment of share capital to minority interests of a subsidiary	6	(20,812)	-	-	-
Proceeds from advance to a subsidiary		-	-	-	10,654
Payment of loan to a subsidiary		-	-	-	(23,207)
Payments for property and equipment		(656,883)	(482,928)	(544,353)	(316,422)
Payments for intangible assets	7	(293)	(53)	(293)	(53)
Payments for deferred charges	7	(3,148)	(1,897)	(3,148)	(1,623)
Proceeds from sales of property and equipment		168	100	9	-
Net cash payments from investing activities		(681,864)	(926,494)	(548,681)	(330,651)
Cash flows from financing activities					
Proceeds from increase in share capital		4,126	10,186	4,126	10,186
Proceeds from short-term borrowings	8	107,000	1,090,000	-	580,000
Proceeds from long-term borrowings, net of financial expenses		373,569	72,064	334,409	(2,337)
Repayments of short-term borrowings	8	(102,000)	(586,102)	-	(580,000)
Repayments of long-term borrowings	8	(113,535)	(99,547)	(148)	(272)
Net cash receipts from financing activities		269,160	486,601	338,387	7,577

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the three-month periods ended 31 March 2005 and 2004

	Consolidated		Company	
	Unaudited 31 March 2005 Baht '000	Unaudited 31 March 2004 Baht '000	Unaudited 31 March 2005 Baht '000	Unaudited 31 March 2004 Baht '000
Net increase in cash and cash equivalents	55,656	175,514	53,892	82,811
Cash and cash equivalents, opening balance	992,899	820,123	680,234	241,794
Effects of exchange rate changes	(15,890)	1,564	(15,890)	1,326
Cash and cash equivalents, closing balance	1,032,665	997,201	718,236	325,931

Supplementary information for cash flows:

Interest paid	69,455	29,249	38,173	3,238
Income tax paid	29,123	51,214	14,989	10,156

Non-cash transactions

Acquisition of property and equipment by debt	41,666	452,187	11,521	375,766

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, 'Interim Financial Reporting', and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively "the Group".

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2004 annual financial statements.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the three-month period ended 31 March 2005.

2 Segment information

Financial information by business segment

	For the three-month period ended 31 March 2005 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	771,476	14,156	459,934	-	5,146	(21,269)	1,229,443
Share of net results from associate	-	13,208	-	-	-	-	13,208
Total revenues	771,476	27,364	459,934	-	5,146	(21,269)	1,242,651
Segment results	81,324	13,679	154,946	-	3,133	689	253,771
Operating profit							253,771

	For the three-month period ended 31 March 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	753,847	364,541	340,304	46,728	(1,863)	(20,915)	1,482,642
Share of net results from associate	-	116	-	-	-	-	116
Total revenues	753,847	364,657	340,304	46,728	(1,863)	(20,915)	1,482,758
Segment results	121,927	47,643	110,944	3,827	(11,611)	53	272,783

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2005.

Basic and diluted earnings per share are as follows:

	For the three-month periods ended 31 March (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number of ordinary shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	201,016	190,507	877,266	875,525	0.23	0.22
The effect of dilutive potential ordinary shares (ESOP grant I, II, III)	-	-	9,414	9,058	-	-
Diluted earnings per share	201,016	190,507	886,680	884,583	0.23	0.22

4 Short-term investment

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Short-term investment comprise:				
Fixed deposit	211,065	209,887	211,065	209,887
Total	211,065	209,887	211,065	209,887

As at 31 March 2005, a Baht 211 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (31 December 2004 : Baht 210 million).

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Trade accounts receivable				
-Third parties	1,205,538	1,124,725	777,538	688,117
-Related parties (Note 11)	25,245	48,677	80,393	87,414
Accrued income				
-Third parties	201,924	195,249	201,166	194,790
-Related parties (Note 11)	10,744	12,973	13,844	25,949
Total trade accounts receivable and accrued income	1,443,451	1,381,624	1,072,941	996,270
Less Allowance for doubtful accounts	(428,397)	(390,387)	(196,014)	(161,893)
Total trade accounts receivable and accrued income, net	1,015,054	991,237	876,927	834,377

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Current	139,349	125,553	100,859	74,700
Overdue less than 3 months	188,675	157,350	157,699	121,622
Overdue 3-6 months	165,655	171,251	82,173	89,143
Overdue 6-12 months	164,391	165,691	137,371	143,086
Overdue over 12 months	547,468	504,880	299,436	259,566
	1,205,538	1,124,725	777,538	688,117
Less Allowance for doubtful accounts - third parties	(428,397)	(390,387)	(196,014)	(161,893)
Total trade accounts receivable - third parties, net	777,141	734,338	581,524	526,224

6 Investments - equity method

a) Investments - equity method as at 31 March 2005 and 31 December 2004 comprise:

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Investments in subsidiaries	-	-	2,051,924	1,942,709
Investments in associates	709,573	758,890	-	-
Total investments	709,573	758,890	2,051,924	1,942,709

6 **Investments - equity method** (Continued)

b) Movements in investments - equity method for the three-month period ended 31 March 2005 comprise:

	Consolidated 31 March 2005 Baht '000	Company 31 March 2005 Baht '000
Transactions during the three-month period ended 31 March 2005		
Opening net book value	758,890	1,942,709
Share of net results from investments - equity method	13,208	108,843
Dividend receipt (Note 6e)	(62,525)	-
Foreign currency translation adjustment	-	372
Closing net book value	709,573	2,051,924

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via internet and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	Liquidated	Thailand	THB

6 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
IPSTAR DO BRASIL	Providing iPSTAR satellite services in Brazil	Brazil	USD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Publishing telephone directories and advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 March 2005, Star Nucleus Company Limited and IPSTAR DO BRASIL had not yet commenced business operations.

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 March 2005 (Baht Million)				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investment**	**At equity**
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(897.01)	709.57

	Consolidated - 31 December 2004 (Baht Million)				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investment**	**At equity**
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(872.70)	758.89

	Company - 31 March 2005 (Baht Million)				
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investment**	**At equity**
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,641.53	1,911.41
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(63.18)	15.31
Spacecode LLC	USD Million 3.0	70.00	118.65	6.56	125.21
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR DO BRASIL	USD Million -	100.00	-	-	-
Total			467.02	1,584.91	2,051.93

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method (Continued)

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99
Spacecode LLC	USD Million 3.0	70.00	118.65	4.02	122.67
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			467.02	1,475.69	1,942.71

e) Significant movements in investments - equity for the three-month period ended 31 March 2005 were as follows:

Subsidiaries

i) IPSTAR DO BRASIL

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve iPSTAR Company Limited to establish IPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 100,000 shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited.

As at 31 March 2005, IPSTAR DO BRASIL had not issued its registered shares and had not yet commenced its normal operations.

ii) C.S. Satellite Phone Company Limited

At the extraordinary shareholders' meeting 1/2005 of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totalling Baht 103,827,823 to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation.

On 31 March 2005, CSP distributed the share refund of Baht 83.million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2005 were as follows: (Continued)

Associated companies

iii) CS Loxinfo Public Company Limited

At the annual ordinary shareholders' meeting of CSL on 30 March 2005, the shareholders passed a resolution to approve the dividend payment of Baht 0.25 per share totalling Baht 156.25 million. On 11 April 2005, CSL paid the dividends.

On 30 March 2005, at the annual ordinary shareholders' meeting of CSL, the shareholders of CSL passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of the CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. CSL is currently in the process of obtaining approval from the Securities and Exchange Commission. In addition, the meeting also passed a resolution to approve the issue of 8,587,574 additional ordinary shares. Some of the shares will be reserved for exercising the right under ESOP Grant I and Grant II (14,738 shares and 13,736 shares, respectively) in accordance with the exercise ratio adjustment. The remaining 8,559,100 newly issued ordinary shares will be reserved for the exercise of ESOP Grant III. The increase in share capital was registered with the Ministry of Commerce on 26 April 2005.

Joint Venture

iv) Lao Telecommunications Company Limited

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 1 February 2005, a resolution was passed to approve a dividend payment of USD 5.0 million to the shareholders with respect to the operations of LTC for 2004.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 31 March 2005 and 31 December 2004 and the consolidated income statements for the three-month periods ended 31 March 2005 and 2004.

	Consolidated	
	31 March 2005 Baht '000	31 December 2004 Baht '000
Balance sheets		
Current assets	263,472	222,299
Non - current assets	1,459,125	1,414,628
Current liabilities	(527,226)	(423,712)
Non - current liabilities	(62,255)	(62,950)
Net assets	1,133,116	1,150,265

	Consolidated	
	2005 Baht '000	2004 Baht '000
Income statements for the three-month periods ended 31 March		
Total revenues	202,328	147,887
Net profit	79,690	70,028

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2005 were as follows: (Continued)

Joint Venture (Continued)

iv) **Lao Telecommunications Company Limited** (Continued)

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 13c).

Capital expenditure commitments

As at 31 March 2005, The Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 14 million (approximately Baht 547 million).

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 807 million (31 December 2004: Baht 807 million) (Note 13d). The Company reported net liabilities in subsidiaries by using the equity method in the company financial statements. Accordingly, the Company has accounted for the full net deficit of SBI at 31 March 2005 to reflect the extent of its obligations (Note 11g).

The movements in these net liabilities in subsidiaries in the company financial statements for the three-month period ended 31 March 2005 were as follows:

	Company 31 March 2005 Baht '000
For the three-month period ended 31 March 2005	
Opening net book value	(113,107)
Share of net profit from investments - equity method	1,697
Closing net book value	(111,410)

Carrying value of net liabilities in subsidiaries is as follows:

	Company - 31 March 2005 (Baht Million)				
Subsidiary	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investments**	**At equity**
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,058.69)	(111.40)

	Company - 31 December 2004 (Baht Million)				
Subsidiary	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Accumulated share of net results from investments**	**At equity**

7 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2005				
Opening net book value	19,638,109	3,933,485	89,055	201,313
Additions	650,113	-	4,170	293
Disposals, net	(179)	-	-	-
Write-offs, net	(2,606)	-	-	-
Transfers, net	24,839	-	-	-
Depreciation/amortisation charges	(140,698)	(175,596)	(5,367)	(1,078)
Foreign currency translation adjustment	1,486	-	44	187
Closing net book value	20,171,064	3,757,889	87,902	200,715
As at 31 March 2005				
Cost	22,191,849	10,595,425	206,508	228,036
Less Accumulated depreciation/amortisation	(2,020,785)	(6,837,536)	(118,606)	(27,321)
Net book value	20,171,064	3,757,889	87,902	200,715

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2005				
Opening net book value	15,993,597	3,933,485	32,305	12,576
Additions	507,143	-	4,170	293
Disposals, net	(4)	-	-	-
Write-off, net	(12)	-	-	-
Transfer, net	24,752	-	-	-
Depreciation/amortisation charges	(55,214)	(175,596)	(3,267)	(722)
Closing net book value	16,470,262	3,757,889	33,208	12,147
As at 31 March 2005				
Cost	17,486,160	10,595,425	111,637	26,120
Less Accumulated depreciation/amortisation	(1,015,898)	(6,837,536)	(78,429)	(13,973)
Net book value	16,470,262	3,757,889	33,208	12,147

Borrowing costs for the three-month period ended 31 March 2005 of Baht 127 million (for the three-month period ended 31 March 2004: Baht 81 million) were capitalised in the assets under construction during the period.

7 **Capital expenditure and commitments** (Continued)

As at 31 March 2005, property and equipment included a project in progress of Baht 15,840 million (31 December 2004: Baht 15,313 million) relating to the iPSTAR project. The construction of the satellite has been completed and accepted the final test on the ground. The satellite manufacturer is storing the satellite and waiting for instructions to deliver the satellite to the launch site. Once the launcher is ready to launch the satellite, the Company will inform the satellite manufacturer to deliver the satellite to the site for the launch in orbit. According to the concession agreement made with the Ministry of Information Communication and Technology ("MICT"), the Company must transfer its ownership of the iPSTAR-1 satellite to MICT on the date of completion of construction and installation.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,310 million (31 December 2004: Baht 2,016 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 13b).

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. MICT, the legal owner of Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that the Company will be eligible to use the proceeds only for reimbursement of expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and such use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, the Company and MICT entered into the Escrow Agreement.

In the third quarter of 2004, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, the Company and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The remaining useful life of Thaicom 3 satellite for accounting purposes is 6.17 years. These financial statements have not recognised the implication that this may have on the evaluation of the Thaicom 3's remaining estimated useful life.

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements were as follows:

		Consolidated		Company	
	Currency	31 March 2005 '000	31 December 2004 '000	31 March 2005 '000	31 December 2004 '000
iPSTAR Project	USD	93,419	50,128	93,339	49,980
	NOK	4,180	4,560	4,180	4,560
	AUD	221	251	-	-
Telephone network	USD	15,546	18,459	-	-
Total	USD	108,965	68,587	93,339	49,980
	NOK	4,180	4,560	4,180	4,560
	AUD	221	251	-	-
Total in Thai Baht		4,310,043	2,725,977	3,689,939	1,988,877

8 Borrowings

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Current				
Short-term loans from financial institutions	1,397,615	1,392,100	1,290,615	1,290,100
Current portion of long-term borrowings	2,300,083	2,222,203	1,896,444	1,832,277
Non-current				
Long term borrowings	12,405,201	12,141,622	10,559,908	10,248,653
Total borrowings	16,102,899	15,755,925	13,746,967	13,371,030

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2005		
Opening net book value	15,755,925	13,371,030
Proceeds from short-term borrowing	107,000	-
Proceeds from long-term borrowings, net of financial expenses	401,579	358,557
Repayments of short-term borrowing	(102,000)	-
Repayments of long-term borrowings	(113,535)	(148)
Proceeds from reclassification of accounts payable-property and equipment	34,850	-
Unrealised loss on exchange rate	17,997	17,528
Foreign currency translation adjustments	1,083	-
Closing net book value	16,102,899	13,746,967

Credit facilities

As at 31 March 2005, available credit facilities for loans from local and oversea banks are Baht 608 million and USD 69 million (31 December 2004: Baht 628 million and USD 79 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantor.

8 **Borrowings** (Continued)

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal are repayable semi-annually and the first installment was due in November 2004. The agreement has been amended to extend the first repayment due with creditors to May 2005. However, the Company is in the process of negotiations with the creditors to adjust the terms of repayment and covenants so that the adjusted repayments and conditions will be in line with the commencement of the iPSTAR-1 services.

9 Share capital and premium on share capital

	For the three-month period ended 31 March 2005			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	876,882	4,384,409	2,198,395	6,582,804
Increase during the period	580	2,901	1,225	4,126
Closing balance	877,462	4,387,310	2,199,620	6,586,930

The Company's registered share capital as at 31 March 2005 comprised 1,113.7 million ordinary shares (31 December 2004: 1,113.7 million ordinary shares) of Baht 5 each. 877.5 million ordinary shares are issued and fully paid-up (31 December 2004: 876.9 million ordinary shares).

On 5 July 2004, the Company filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. On 21 February 2005, the Securities and Exchange Commission approved this application. At present, the Company is considering the timing of making this public offering.

The Company has three ESOP schemes allocated to its directors and employees. The warrants are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1:2	1.83	13.38	26 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	4.40	1:2	1.01	6.42	30 May 2004	30 May 2008
ESOP– Grant III	31 May 2004	5.89	1:1	0.67	14.225	31 May 2005	31 May 2009

*Percentage of the Company's total paid-up share capital (before diluted share) on issuance date.

9 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding were as follows:

	For the three-month period ended 31 March 2005 ('000 units)									
	ESOP - Grant I			ESOP - Grant II			ESOP - Grant III			
	Directors	Employees	Total	Directors	Employees	Total	Directors	Employees	Total	Grand Total
Opening balance	4,129	3,430	7,559	2,378	1,365	3,743	1,754	4,140	5,894	17,196
Exercised during the period	-	-	-	-	(134)	(134)	-	-	-	(134)
Closing balance	4,129	3,430	7,559	2,378	1,231	3,609	1,754	4,140	5,894	17,062

At the shareholders' Annual General Meeting on 31 March 2005, it passed a resolution to approve the issuance and allocation of warrants of 7,562,100 shares, or equivalent to 0.86% of the Company's total issued and paid-up share capital as at 31 December 2004, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of the Company. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 16.81 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. The Company is currently in the process of filing for approval with the Securities and Exchange Commission.

The meeting also passed a resolution to approve a decrease of the Company's registered share capital by way of cancellation of 208,000,000 registered shares that have not been issued and paid-up, from the total registered share capital of 1,113,694,400 shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of the Company will be 905,694,400 shares. The shareholders have also passed a resolution to approve the increase of the Company's registered share capital from 905,694,400 shares, at a par value of Baht 5 each to 1,121,256,500 shares, at a par value of Baht 5 each, by issuing 215,562,100 additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208,000,000 shares. The remaining 7,562,100 ordinary shares are to support warrants to be issued to its directors and employees under ESOP Grant IV. The Company registered the decrease and the increase of the Company's registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

10 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2005 and 2004:

		Consolidated		Company	
	Notes	31 March 2005 Baht '000	31 March 2004 Baht '000	31 March 2005 Baht '000	31 March 2004 Baht '000
Net profit for the period		201,016	190,507	201,016	190,507
Adjustments for:					
Allowance for doubtful accounts		38,010	(3,444)	34,121	(377)
Allowance for obsolete inventory		(22,242)	(238)	(22,242)	(1,100)
Write-off of defective inventory		-	2,429	-	2,429
Write-off of withholding tax		1,408	1,569	1,408	1,569
Depreciation of property and equipment	7	140,698	144,995	55,214	56,321
Amortisation of property and equipment under concession agreements	7	175,596	188,572	175,596	177,062
Amortisation of deferred charges	7	5,367	5,654	3,267	3,440
Amortisation of intangible assets	7	1,078	5,705	722	279
Amortisation of discounted bills of exchange		-	5,691	-	5,691
Loss (gain) on sales of property and equipment		2,616	(514)	8	(101)
Unrealised gain on exchange rate		(51,996)	(25,014)	(51,726)	(22,708)
Realised loss on exchange rate		34,467	4,352	34,467	1,570
Minority interests		1,187	30,243	-	-
Share of net results from investment - equity method	6	(13,208)	(116)	(110,540)	(84,424)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(61,827)	(65,284)	(76,671)	(53,293)
- amounts due from related parties		9,488	2,223	(1,665)	(1,508)
- inventories		(38,143)	47,057	(50,986)	44,091
- other current assets		(6,240)	845	(15,397)	36,550
- other non-current assets		(909)	(77,370)	(3,893)	(76,745)
- trade accounts payable		30,945	(8,172)	44,720	(23,203)
- accrued concession fee		(58,528)	68,594	(11,450)	86,990
- accrued expenses		(155)	(18,653)	3,298	40,126
- amounts due to related parties		7,081	(5,773)	6,634	(7,637)
- unearned income and advances from customers		36,763	43,218	34,024	10,856
- other current liabilities		36,287	78,950	14,938	22,182
- other non-current liabilities		(399)	(619)	(677)	(2,682)
Cash generated from operating activities		468,360	615,407	264,186	405,885

11 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.38% (31 December 2004: 51.42%) of the Company's shares. Transactions with Shin and companies within the Shin group, such as subsidiaries, associates, joint ventures, key management personnel and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, or major shareholder, are recognised as related party transactions of the Group.

Sales and services to related parties were conducted on normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		Company	
	31 March 2005 Baht '000	31 March 2004 Baht '000	31 March 2005 Baht '000	31 March 2004 Baht '000
Parent company				
Sales and services income	-	236	-	-
Subsidiaries				
Sales and services income	-	-	14,875	13,947
Other income	-	-	4,833	8,317
Associates				
Sales and services income	10,951	-	10,576	-
Joint venture				
Sales and services income	3,546	1,694	6,952	3,318
Related parties under common control				
Sales and services income	28,541	42,647	24,604	26,490

b) Expenses and assets

	Consolidated		Company	
	31 March 2005 Baht '000	31 March 2004 Baht '000	31 March 2005 Baht '000	31 March 2004 Baht '000
Parent company				
Selling and administrative expenses	10,361	9,594	9,722	8,428
Subsidiaries				
Purchases of goods and services	-	-	5,469	1,371
Associates				
Purchases of goods and services	5,436	-	4,841	-
Other expenses	235	1,192	197	-
Related parties under common control				
Purchases of goods and services	2,079	23,433	2,049	2,028
Other expenses	2,837	6,578	2,837	2,042
Other related party				
Payments for constructions in progress	11,066	15,566	11,066	15,566

11 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Trade accounts payable - related parties				
Parent company	202	146	-	3
Subsidiaries	-	-	11,895	13,090
Associates	51,264	58,163	47,957	55,356
Related parties under common control	289	435	199	340
Total trade accounts payable - related parties	51,755	58,744	60,051	68,789
Accounts payable - property and equipment				
Other related party	8,728	4,900	8,728	4,900
Amounts due to related parties				
Parent company	18,920	12,584	18,487	12,569
Subsidiaries	-	-	1,850	1,547
Associates	23	-	23	-
Joint venture	332	-	-	-
Related parties under common control	526	136	526	136
Total amounts due to related parties	19,801	12,720	20,886	14,252
Advance from customers - related parties				
Associates	3,503	-	3,503	-
Related parties under common control	807	-	-	-
Total advance from customers - related parties	4,310	-	3,503	-
Accrued expenses - related parties				
Associates	-	866	-	866
Related parties under common control	240	287	240	287
Total accrued expenses - related parties	240	1,153	240	1,153

d) Short-term loan to related parties

	Consolidated		Company	
	31 March 2005 Baht '000	31 December 2004 Baht '000	31 March 2005 Baht '000	31 December 2004 Baht '000
Short-term loan to related parties				
Subsidiaries	-	-	69,808	69,736
Total short-term loan to related parties	-	-	69,808	69,736

The short-term loan to subsidiaries bears interest at the rate of 3.58-3.74% per annum (31 December 2004: 3.58-3.74% per annum) and is repayable at call.

12 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	31 March 2005 '000	31 December 2004 '000	31 March 2005 '000	31 December 2004 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	46,000	46,000	46,000	46,000
Satellite space leasing by customers	USD	4	4	4	4
iPSTAR Gateway	USD	3,000	3,000	3,000	3,000
Standby letters of credit	USD	36,000	36,000	36,000	36,000
Others	THB	7,250	6,301	6,708	5,630
	USD	355	-	355	-
	AUD	29	29	-	-
	INR	5,000	5,000	5,000	5,000

b) Assessment for withholding tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupee 183 million (approximately Baht 155 million) for these tax assessments including deposit for the assessment year 2003/04, which is presented as other non current assets in the balance sheets. If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of this amount has been released to the income statement.

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the Commission of Income tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years.

On 28 May 2004, the Company filed an application for a refund of Rupee 72 million (approximately Baht 61 million) with the Tax Authority in respect of non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income in the total amount of Rupee 325 million (approximately Baht 313 million). The Company filed an appeal against this assessment of penalty with the CIT (A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT(A).

SHIN SATELLITE

May 12, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 029/2005 , SSA 154/2005**

  Subject:
  1. Notification of the resolutions of the Board of Directors at its Meeting No.4/2005 on the establishment of subsidiary companies
  2. Submission of the Reviewed Financial Statements for the First quarter of Year 2005

  Date: May 12, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2005

Ref. SSA-CP 029/2005

12 May 2005

Subject: Notification of the resolutions of the Board of Directors at its Meeting No.4/2005 on the establishment of subsidiary companies

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company"), at its meeting no. 4/2005, held on 12 May 2005 at 14:00 hrs, at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, 41/103 Rattanathibet Road, Nonthaburi 11000, passed the following resolutions:

1. approving the Minutes of the Board of Directors' Meeting no. 3/2005, held on 24 March 2005.

2. acknowledging the progress of the iPSTAR Project that the construction of the iPSTAR satellite was completed and the satellite passed the ground acceptance test. Arianespace, the launcher of the satellite informed the Company that the launch site preparation was completed and the satellite could be sent to Kourou, French Guyana awaiting the launch. The Company instructed Space Systems Loral to send the satellite to the launch site and the satellite should reach the launch site within the end of May 2005. Meanwhile, Arianespace would make other preparations for the launch and would notify the Company of the date and time of the launch as soon as all the preparations for the launch are completed.

3. approving the balance sheets, profit and loss account and cash flow statement for the first quarter of 2005, ending 31 March 2005.

4. authorizing the Company to establish subsidiary companies in Singapore and Mauritius to carry out the business of providing the iPSTAR Broadband Services, the details of the subsidiaries are as follows:

Singapore Subsidiary

Name	IPSTAR INTERNATIONAL PTE. LTD.
Type of business	IPSTAR Broadband Services
Registered capital	20,000 Singapore dollars
Paid up capital	20,000 Singapore dollars
Number of shares	20,000 shares, par value 1 Singapore dollar per share
Holding	100% held by the Company
Capital invested in the subsidiary	20,000 Singapore dollars
Source of funds	Working capital of the Company

Mauritius Subsidiary

Name	IPSTAR GLOBAL SERVICES LTD.
Type of business	IPSTAR Broadband Services
Registered capital	20,000 US dollars
Paid up capital	20,000 US dollars
Number of shares	20,000 shares, par value 1 US dollar per share
Holding	100% held by the Company
Capital invested in the subsidiary	20,000 US dollars
Source of funds	Working capital of the Company

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2005

Ref No. SSA 154/2005

12 May 2005

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2005

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2005, ended March 31, 2005 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2005 of Baht 1,284 million and consolidated net profit for first quarter of year 2005 of Baht 201 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of year 2005 amounted to Baht 1,284 million, a decrease of Baht 232 million or 15.3% over the same period last year (Baht 1,516 million). This was due to:

   - network coverage growth and marketing campaigns, mobile prepaid subscribers of Lao Telecommunication Co., Ltd.(LTC) and Cambodia Shinawatra Co., Ltd.(Camshin) have been increasing continuously. In the case of LTC, prepaid subscribers are increasing substantially, up 150% from the end of Q1/2004. This is largely due to the expansion of the customer base to the low-end market, especially teenagers. Revenue from telephone business for the first quarter of year 2005 was Baht 460 million, increased by Baht 120 million or 35.2% over the same period last year. (Baht 340 million);
   - an increase in revenue from IPSTAR according to an increasing in the sales on IPSTAR User Terminal (UT) offset by a decrease in transponder leasing revenue due to the Baht appreciation. Revenue from transponder services for the first quarter 2005 was Baht 755 million, an increase of Baht 16 million or 2.3% compared to Baht 739 million in the same period previous year;
   - the exclusion of revenue from CS Loxinfo PLC (CSL) as a result of the use of Equity method to recognizing performance of CSL, after the Company lower its ownership to 40.02% following CSL's IPO in April 2004. Since then, CSL became our associated company instead of subsidiary company as in the past and its net results were recognized as a "Share of net results from investment-equity method". Revenue from the Internet service business for first quarter of year 2005 amounted to Baht 14 million a decrease of Baht 343 million or 96.0% over the first quarter year 2004 (Baht 357 million).

- change in status of CSL from subsidiary to associate resulted in the change in method of recognition of financial results contributed by CSL from consolidation method to equity method since Q2/04. Share of net results from investments for the first quarter of 2005 was Baht 13 million, compared to Baht 0.1 million in the same period last year.
- The Company gained Baht 0.6 million from foreign exchange in the first quarter 2005, while gaining Baht 21 million in the same period previous year.

2. The Company's consolidated expenses for the first quarter 2005 amounted to Baht 989 million, a decrease of Baht 221 million or 18.3% over the same period last year (Baht 1,210 million). This was due to:

   - Cost of sales and service for the first quarter 2005 amounted to Baht 815 million, a decrease of Baht 103 million or 11.2% over the same period last year (Baht 918 million). This drop was attributable to;
     - ❑ a decrease in the cost associated with Internet business due to the exclusion of CSL's costs after the implication of equity method;
     - ❑ an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment cost as a result of the expansion of telecom networks offset with a decrease in revenue sharing cost, following the reduction in the rate of revenue sharing from 11% to 7% since July 22,2004.
     - ❑ an increase in the cost associated with transponder business. This was due to an increase in cost of sales of IPSTAR user terminals increased due to an increase in sales offset by a decrease in the concession fee in accordance with lower transponder service revenue.
   - Selling and administrative expense was Baht 174 million, a decrease of Baht 118 million or 40.4% compared to Baht 292 million in the first quarter year 2004. This was because of:
     - ❑ the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method;
     - ❑ reversal provision for obsolete stock since the Company was able to sell UTs that had previously been provisioned as obsolete;
     - ❑ a decrease in marketing expenses since early in the previous year the Company launched IPSTAR Branding Program to introduce and underscore IPSTAR service in the market.
     - ❑ Offset by a higher doubtful debt provisioning for Thaicom customer.

3. The Company's consolidated interest expense for the first quarter year 2005 amounted to Baht 41 million, a decrease of Baht 9 million or 28.1% over the same period in 2004. (Baht 32 million) This was due to an increase in Camshin's loan which were used to support its network expansion.

4. Reflecting a slight decline in profit, the Company's consolidated Income Tax for the first quarter year 2005 amounted to Baht 52 million, a decrease of Baht 0.2 million from the same period last year.

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2005

Management's Discussion and Analysis: SATTEL

Overview

Net Profit increased by 5.5% over Q1/04

Shin Satellite Plc and its subsidiaries reported operating profit for Q1/05 of Baht 241 million and consolidated sales and service income of Baht 1,229 million. Net profit of Q1/05 was Baht 201 million, an increase of 5.5% from Q1/04.

The Company's total shared net income from its associate, CS Loxinfo (CSL), was Baht 13 million. CSL became an associate company when it made an initial public offering (IPO) in April 2004; as a result, the Company no longer recognizes the results of CSL as a fully consolidated subsidiary and since Q2/04 uses the equity method. The situation will rectify itself from Q2/2005, when direct comparisons with 2004 will be a clearer comparison of year on year performance.

On April 11, 2005, the Company received a dividend from CSL of Baht 62 million for the performance of 2nd half of 2004, thus, total dividend received from CSL for the year 2004 performance was Baht 100 million.

Business Summary

Transponder leasing and related business

The economic upturn in Asia Pacific has driven up the demand for transponders in the region. However, the oversupply in the market still exists. We anticipate price pressure in some markets. The Company's main market is in Indochina and we foresee an increase in transponder leasing rates in this area for the use of various applications such as Rural Telephony, Internet and DTH.

Regarding the progress of the IPSTAR-1 satellite, the Satellite has completely been constructed and passed the final ground acceptance. IPSTAR-1 is now ready for the shipment to the launch site and is stored at Space System Loral (SS/L). The Company will instruct SS/L to deliver the satellite to the launch site as soon as Arianespace notifies its readiness to execute launch operations.

Launch UTs ASIC series that lower cost and improve capability

The ASIC series of IPSTAR User Terminal (UT) was launched in this quarter. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Internet Business

As a result of the low personal computer penetration rate and the lack of content in Khmer and Laos, Internet penetration rate in Cambodia and Laos remain low. Most Internet users in Cambodia and Laos are international organizations and tourists, who typically use Internet Cafés. Camshin created its own website in Khmer in order to introduce local content to encourage demand for internet usage.

Telephone Business

Prepaid subscriber continuously increase since LTC focusing more on low end market

There are a lots of cheap secondhand handsets from Thailand being sold in Laos today. This makes mobile phones more affordable for the low end market. Therefore, LTC has an opportunity to expand its customer base to cover more in this segment (esp. teenagers) by lowering the price of SIM Cards. As a result, prepaid subscribers has been increasing since last year and continue to increase this year. LTC will soon launch its new promotion campaign focusing more on teenagers.

Both LTC and CamShin have invested in new CDMA networks that will enable them to gain new subscribers from areas previously uncovered by existing systems. The network investment for this technology is comparatively lower than for GSM 900 for a much larger coverage area. The Company therefore believes that it will start to see a return on its investment in both countries over the next year. The use of new IPSTAR trunking technology by LTC to extend its geographical coverage quickly and economically will further serve as a reference for other countries in the region and elsewhere.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Auditor Report		Conso CSL	
	Q1/2005	Q1/2004	Q1/2005	Q1/2004
Sales and service income	1,229	1,483	1,700	1,483
Cost of sales and services	815	918	1,072	918
SG&A expenses	174	292	360	292
EBIT*	241	273	268	273
EBITDA**	563	618	647	618
Share of net results from associate	13	0.1	0.2	0.1
Net profit	201	191	201	191
EPS (Baht)	0.23	0.22	0.23	0.22

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for Q1/2004 include consolidated sales and service income of CSL and TMC.

The Company reported consolidated sales and service income for Q1/2005 of Baht 1,229 million, a decrease of Baht 253 million or 17.1% compared to Q1/2005. This was attributable to a drop in revenue from the Internet business because of the use of the equity method to recognize the performance of CSL whereas there was an increase in revenue from IPSTAR service and telephone business.

If revenue for Q1/2005 of the CSL group was included, the Company would have consolidated sales and service income of Baht 1,700 million, an increase of Baht 217 million or 14.6% from the same period last year. This was substantially due to an increase in revenue from telephone business, directory business, as well as the satellite business.

<u>Telephone Network Services</u>

Revenue from the telephone network business in Q1/2005 was Baht 460 million, an increase of Baht 120 million or 35.2% compared to Baht 340 million for Q1/2004. Prepaid mobile phone subscribers of LTC and Camshin have been increasing continuously due to network coverage growth and marketing campaigns. In the case of LTC, prepaid subscribers are increasing substantially, up 150% from the end of Q1/2004. This is largely due to the expansion of the customer base to the low-end market, especially teenagers, as mentioned previously

Satellite Transponder Leasing and Related Services

Uts revenues go up by 107% over

Revenue from transponder and related services in Q1/2005 was Baht 755 million, an increase of Baht 16 million or 2.3% compared to Baht 739 million for the same period last year. This was because of an increase in revenue from IPSTAR services of Baht 92 million or 107.0% from Baht 86 million in Q1/2004 to Baht 178 million in Q1/2005, reflecting an increase in the sales on IPSTAR User Terminals (UT). This was offset by a decrease in revenue from transponder leasing services of Baht 76 million or 11.6% from Baht 653 million in Q1/2004 to Baht 577 million in Q1/2005, due to the Baht appreciation of around 0.43 Baht/USD.

Internet Services

Revenue from the Internet business in Q1/2005 was Baht 14 million, a decrease of Baht 343 million or 96.0% compared to Baht 357 million for Q1/2004. This was because consolidated sales and service income of Q1/2004 still included revenue from the CSL group. Since Q2/04 the Company has not consolidated CSL revenue because of the use of the equity method to recognize CSL's performance after the Company lowered its ownership to 40.02%.

If the Company were to consolidate revenue from CSL to allow a better comparison with the same period last year, Internet revenue in Q1/2005 would have been Baht 352 million, a decrease of 1.4% from the same period last year.

Cost of Sales and service

Cost of sales decreased 11.2% due to exclusion of cost of CSL

The Company reported total costs for Q1/2005 of Baht 815 million, a decrease of Baht 103 million or 11.2% compared to Baht 918 million in Q1/2004, as a result of the use of the equity method to recognize the performance of CSL. Cost accounted for 66.3% of sales and service income, rising from 61.9% in Q1/2004.

If costs of the CSL group were included, the Company's consolidated cost of sales and service in Q1/2005 would be Baht 1,072 million, an increase of 16.8% from the same period last year.

Internet Services

Costs associated with the Internet business were Baht 12 million, a decrease of 94.7% compared to the same period last year (Q1/2004: Baht 219 million). This was mainly because in Q1/2004 the Company still included costs from CSL in its consolidated cost of sales and services.

If CSL's costs were included, the consolidated cost of providing Internet services in Q1/2005 would be Baht 237 million, an increase of 8.2% from last year, as a result of an increase in leased line costs in relation to the expansion of the broadband customers and in order to maintain a high level of service quality.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 574 million, an increase of 12.7% from Baht 509 million in Q1/2004. This comprises the cost of providing IPSTAR service of Baht 204 million, an increase of 83.8%, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 370 million, which decreased by 7.0% due to around Baht 10 million and a corresponding drop in the concession fee in accordance with lower transponder service revenue.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 229 million, an increase of 38.5% from Baht 165 million for Q1/2004. This was because of an increase in amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of Q1/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.

Selling and Administrative Expenses

SG&A was Baht 174 million in 2004, a decrease of Baht 118 million, or 40.4% compared to Baht 292 million in Q1/2004. This was due to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method. Moreover, in this quarter the Company was able to sell UTs that had previously been provisioned as obsolete. As a result, the provision was reversed. SG&A decreased accordingly by Baht 22 million compared to the same period last year. Marketing expenses also declined in this quarter compared to the same quarter last year, since early in the previous year the Company launched the IPSTAR Branding Program to introduce IPSTAR to and underscore the service in the market. This quarter, the Company set doubtful debt provisioning for Thaicom customer of Baht 34 million, which is considered a reasonable level.

If we were to consolidate the CSL group's SG&A, there would be an increase in SG&A for Q1/2005 to Baht 360 million, increased by Baht 68 million or 23.3%. This was because of an increase in marketing and promotion expenses of CSL, for its internet and broadband businesses.

Interest Expense

Interest expense was Baht 41 million, an increase of Baht 9 million or 28.1% compared to Baht 32 million in Q1/2004. This was due to an upward trend of interest rate as well as an increase in Camshin's loans, which were used to support its network expansion.

Loss on Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 0.6 million from foreign exchange in Q1/2005, while recorded a gain of Baht 21 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 13 million, up from Baht 0.1 million in the same period of 2004. This was due to continued good performance of CSL and its recognition in this line of the financial statement using the equity method instead of consolidation.

Income Tax Expense

Reflecting a slight decline in profit, income tax expense was Baht 52 million in Q1/2005, a decrease of Baht 0.2 million from Q1/2004.

Financial Position

At the end of Q1/2005, the Company reported total assets of Baht 28,077 million, increased from the end of 2004 by Baht 490 million or 1.8%. Investment in the IPSTAR project and the expansion of the telephone networks in Cambodia and Laos accounted for this increase. CSL's net assets were presented as an investment in an associate.

Table 2: SATTEL's Asset Components

Asset	March 31, 2005 (Auditor Report)		December 31,2004 (Auditor Report)		March 31, 2005 (Conso CSL)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,910	10.4	2,726	9.9	4,747	15.8
Investment in associates	710	2.5	759	2.8	3.8	0.01
PP&E Net	20,171	71.8	19,638	71.2	20,497	68.1
PP&E under the concession agreement, net	3,758	13.4	3,933	14.3	3,828	12.7

At the end of Q1/2005, the Company had a current ratio of 0.46 times, up from 0.44 at the end of 2004. This was positive, and due to dividend received from CSL while current liabilities remained unchanged.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q1/2005, the Company's "investment in associate" was Baht 710 million, down from Baht 759 million at the end of 2004, as a result of the dividend payment made by CSL.

PPE at the end of Q1/2005 was Baht 20,171 million, an increase of Baht 533 million from Baht 19,638 million at the end of last year. This was attributable to an increase of Baht 527 million in assets under construction, namely the IPSTAR project (Q1/2004: Baht 15,840, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of CamShin of approximately Baht 294 million (Q1/2004: Baht 2,310, 2004: Baht 2,016 million). PPE was depreciated by Baht 141 million in this quarter. The Company depreciates assets using the straight line method.

PPE under the concession agreement (which refers to the Thaicom satellites) at the end of Q1/2005 was Baht 3,758 million, a decrease of baht 175 million from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 175 million. Note that after launching and in-orbit testing of the IPSTAR satellite, the Company will transfer the title of the satellite to the Ministry of Information and Technology and the investment in IPSTAR project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of Q1/2005 was Baht 16,607 million, an increase of Baht 297 million from Baht 16,311 million at the end of 2004. This was substantially accounted for by the IPSTAR project. The Company's paid up capital increased from Baht 4,384 million at the end of 2004 to Baht 4,387 million because of the exercise to purchase shares under the Employee Stock Option Plan (ESOP). In addition, the Company had retained earnings of Baht 2,367 million, an increase of Baht 201 million from the profit incurred in this period. Thus, Shareholders' equity was Baht 9,350 million at the end of this quarter. Total borrowing to equity at the end of 2004 was 1.78 times, which is considered manageable for a Company that is investing in a huge project like IPSTAR, and which receives financing support from financial institutes.

The Company's cash flow from operations for Q1/2005 was Baht 468 million. Net cash outflow used for investing activities was Baht 682 million, mainly for the IPSTAR project and the expansion of the Indochina telephone networks. Net cash inflow from financing was Baht 269 million, mostly from financial institutes supporting the IPSTAR project as well as network expansion in Cambodia. The Company had ending cash at Baht 1,033 million on March 31, 2005, which it considers to be adequate for working capital and a rather good level of liquidity.